

May 2, 2011

<u>Via E-mail</u>
Mr. Stephen Green
Senior Vice President and General Counsel
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

  Re: IHS Inc.
    Form 10-K for the Fiscal Year Ended November 30, 2010
    Filed January 18, 2011
    File No. 001-32511

Dear Mr. Green:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        /s/ Patrick Gilmore

        Patrick Gilmore
        Accounting Branch Chief